UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 5, 2018

Reference:  Closing of the sale of CAM Chile SpA and CAM Servicios del Peru S.A.

Dear Sirs,

On August 2, 2018 we inform as a Relevant Information Communication that Graña y Montero S.A.A., El Condor Combustibles S.A., Inversiones y Asesorias Samburu SpA and GYM Chile SPA – subsidiary of Graña y Montero – (“the Sellers”); and GDF Suez Energie Services Chile Holding SpA (ENGIE Services Chile) and ENGIE Services Peru S.A. (“the Buyers”), subscribed a share purchasing contract whereby the Sellers transferred the total of their shares in CAM Chile SpA and CAM Servicios del Peru S.A. in favor of the Buyers, as the only shareholders of those companies. Likewise, it was informed that the definition of the sale price and the closing of the transaction were subject to the verification of different precedent conditions.

In this regard, we fulfilled to inform that today the closing process of the aforementioned transaction concluded satisfactorily. The amount of the sale price paid by the Buyers in favor of the Sellers is US$ 25,622,300.00. The Graña y Montero Group will receive for the sale of its stake the amounts of (i) US$ 15,676,229.20 for the shares issued by CAM Chile SpA and (ii) US $ 3,069,046.00 for the shares issued by CAM Servicios del Peru S.A., respectively.

This transaction, added to other actions executed by the Graña y Montero Group in the last 20 months, allows to reduce and organize the debt of the company with the purpose of making our business more solid and sustainable.

Likewise, the Graña y Montero Group is focusing its efforts on being a more agile organization with presence in Peru, Chile and Colombia through the Engineering and Construction, Infrastructure and Real Estate business units respectively. In this context the Graña y Montero Group understood that it is no longer the correct player for businesses specialized in areas other than the aforementioned business units, such as the Electrical and Telecommunications services provided by CAM Chile SpA and CAM Servicios of Peru SA

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: December 5, 2018